Filed Pursuant to Rule 424(b)(3) and Rule 424(b)(7) Registration No. 333-139323

PROSPECTUS SUPPLEMENT NO. 2
(TO PROSPECTUS DATED DECEMBER 12, 2006)

$201,250,000

2.625% Convertible Senior Subordinated Notes Due 2026

This Prospectus Supplement No. 2 supplements and amends the Prospectus dated December 12, 2006, as supplemented by Prospectus Supplement No. 1 dated January 4, 2007 (as supplemented, the “Prospectus”), relating to the resale from time to time by holders of our 2.625% Convertible Senior Subordinated Notes Due 2026 and shares of our common stock issuable upon the conversion of the notes.  Such information has been obtained from the selling securityholders.  This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement.

The information appearing in the table below, as of the date hereof, supplements and amends the information in the table appearing under the heading “Selling Securityholders” in the Prospectus and, where the name of a Selling Securityholder identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding that Selling Securityholder supersedes the information in the Prospectus:

Name of Selling Securityholder(1)	Principal Amounts of Notes Beneficially Owned and Offered	Percentage of Notes Outstanding	Number of Shares of Common Stock Issued Upon Conversion of the Notes that May be Offered(2)	Percentage of Common Stock Outstanding (3)
Alcon Laboratories(4)	$249,000	*	4,573	*
Arlington County Employee Retirement System(4)	$357,000	*	6,557	*
British Virgin Islands Social Security Board(4)	$82,000	*	1,506	*
City University of New York(4)	$71,000	*	1,304	*
Grable Foundation(4)	$36,000	*	661	*
Grady Hospital(4)	$68,000	*	1,249	*
Occidental Petroleum(4)	$160,000	*	2,938	*
Police and Firemen of the City of Detroit(4)	$239,000	*	4,389	*
Promutual(4)	$451,000	*	8,283	*
San Francisco Public Employees Retirement System(4)	$708,000	*	13,003	*
Trustmark(4)	$154,000	*	2,828	*

*                    Less than 1%.

(1)             Information about other holders of notes or future transferees will be set forth in prospectus supplements or post-effective amendments from time to time, if and when required.

(2)             Assumes conversion of all of the holder’s notes at a conversion rate of approximately 18.3655 shares of our common stock for each $1,000 principal amount of notes.  However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion by Holders.”  As a result, the amount of common stock issuable upon conversion of notes may increase or decrease in the future.

(3)             Calculated based on 16,387,503 shares of our common stock outstanding as of December 31, 2006.  In calculating this amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)             Represents securities for which Advent Capital Management has sole voting and investment power.

This investment involves risks. See “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 17, 2007.